

DIVISION OF
CORPORATION FINANCE
Mail Stop 3030

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 12, 2010

Edward J. Ludwig
Chairman and Chief Executive Officer
Becton, Dickinson and Company
1 Becton Drive
Franklin Lakes, NJ 07417-1880

>   **Re: Becton, Dickinson and Company**
>   **Annual Report on Form 10-K**
>   **Filed November 25, 2009, as amended January 21, 2010**
>   **and February 9, 2010**
>   **File No. 001-04802**

Dear Mr. Ludwig:

    We have completed our review of the Form 10-K and related filings for Becton, Dickinson and Company and have no further comments at this time. You may contact Geoffrey Kruczek at (202) 551-3641 with any questions.

>   Sincerely,

>   Brian Cascio
>   Accounting Branch Chief

cc (via fax): Jeffrey Sherman, Esq.—Senior Vice President and General Counsel